Exhibit 99.3

iQor Harnesses NICE CXone to Drive Digital Transformation in CX

NICE CXone empowers iQor to set the standard for excellence in BPO customer experience

Hoboken, N.J., March 12, 2024 – NICE (Nasdaq: NICE) today has announced that iQor, a managed services provider of customer engagement and technology-enabled business processing solutions, is leveraging NICE CXone, the industry-leading, cloud-native customer experience (CX) platform, to unify and optimize all interactions and deliver an exceptional digital experience for clients across industries.

CXone facilitates iQor’s custom and agile solutions tailored to the specific needs of clients with the ability to quickly adapt as the marketplace changes. iQor incorporated CXone into Symphony [AI]TM, its generative AI ecosystem, to improve customer experience with real-time analytics, responses, and solutions derived from both NICE’s and iQor’s extensive industry experience and best practices. The integration of CXone’s digital and AI capabilities supports iQor’s ability to customize omnichannel experiences, empower data-driven decisions, and deliver unparalleled customer and employee experiences.

Prabhjot Singh, Chief Digital Officer, iQor, said, “Our partnership with NICE has enhanced our CX capabilities and agility to deliver unmatched customer experiences for our clients in all sectors, leading to a harmonious interplay between the human element and technology. This ease of doing business reaffirms our commitment to innovation and excellence in customer service.”

“Our partnership with iQor demonstrates the importance of understanding the customer journey from end to end,” said Barry Cooper, President, CX Division, NICE. “CXone’s customizability gives the BPO unlimited possibilities to succeed at a high level and set the standard for exceptional CX.”

About iQor
iQor is a managed services provider of customer engagement and technology-enabled business process outsourcing (BPO) solutions comprised of 40,000 amazing employees spanning 10 countries. We are passionate about delivering an outstanding omnichannel customer experience for brands across the globe. Harnessing intelligent CX technology and AI-driven innovations that can scale teams anywhere, our BPO solutions create happy employees and delighted customers. Our irresistible culture results in a smile with each interaction to create optimal customer experiences. We enable diverse teams to scale our BPO digital solutions from local to global to create the CX experience brands demand to win and keep customers. Read, see, and hear more at www.iQor.com.

iQor Contact
Robert Constantine
SVP Marketing and Communications
robert.constantine@iqor.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.